Bahnhofstrasse 18 | CH-3280 Murten | Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

RECEIVED
2004 JUL 27 A 8:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

04035781

SUPPL

Murten, 19.07.2004

**Preben Sundenaes** I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38

**Rule 12g3-2(b) File No. 82-4810**

Dear Sirs,

The enclosed two press releases are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

dw 7/27


b_sec&ex322004

Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com



saia-burgess
Smart solutions for comfort and safety

**Press Release**
Murten, 7 July 2004

## Saia-Burgess expands its synchronous motor and motor gearbox business

**With effect from 1.8.2004 Saia-Burgess will acquire the synchronous motors and motor gearbox business of Sick/Stegmann GmbH & Co. KG in Donaueschingen (D) as well as a manufacturing site in Poland. The acquisition will enable Saia-Burgess to generate additional annual sales in the range of CHF 12.5 million (EUR 8.5 million) and to further expand its position on the European market for synchronous motors.**

Sick/Stegmann GmbH & Co. KG is a respected manufacturer of synchronous motors and motor gearbox systems. "We will be able to integrate the products extremely well into our product range", explained Daniel Hirschi, CEO of the Saia-Burgess Group. And: "the motors are synchronous motors which provide an ideal addition to our programme."

The acquisition will enable Saia-Burgess to increase its share of the European small synchronous motor market from around 12 percent to more than 20 percent. 40 percent of the additional sales will be generated in Germany, followed by Great Britain, Italy and France. Nearly half of these sales will come from the heating, ventilation and air conditioning segments (HVAC) which will significantly strengthen the position of the Industry Division in this important market.

The key products and processes in Sick/Stegmann's motor and motor gearbox production are similar to those of Saia-Burgess's industrial actuator business. Consequently, all gearbox production will be transferred from Donaueschingen to the Saia-Burgess Dresden plant over the next twelve months, whilst the manufacture of one motor type previously produced at Donaueschingen will be switched to Poland.

**Further information**

Contact person for shareholders, Media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications and IR
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

## Saia-Burgess Group

Saia-Burgess with its products – switches, sensors, motors, solenoids, electronic controllers and subsystems – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2003 Saia-Burgess achieved sales of CHF 490.2 Mio with more than 3'000 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are quoted on the SWX Swiss Exchange since 1998.

## Agenda

| | |
|---|---|
| 03.08.04 | 2004 half-year report |
| 19.10.04 | Report on the 3rd quarter 2004 |

Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

**Press Release**
Murten, July 19, 2004

## Saia-Burgess expands its US automotive business

**Effective 01.07.2004 Saia-Burgess is acquiring the Actuator Division of the Bühler Motor Group. The Division manufactures DC and stepper motors for automotive air-conditioning systems at its main plant in Cary (NC) USA as well as in the Czech Republic and China. Saia-Burgess is taking over the business in the USA and the assets from the other two production plants. With this acquisition Saia-Burgess will be expanding its automotive business in the USA and will become a worldwide market leader in flap actuators for automotive air-conditioning systems. Sales of the Bühler Actuator Division for 2004 amount to approx. CHF 60 million. This acquisition will have a positive effect on the sales of Saia-Burgess for the current year in the sum of approx. CHF 30 million with an EBITA margin in line with the profitability of the Automotive Division. The paid price for this acquisition amounts to approx. CHF 34 million.**

### Implementation of the long-term growth strategy

Following the Sick/Stegmann transaction, the acquisition of the Bühler actuator business is another step in the implementation of the long-term strategy of Saia-Burgess. "By making complementary acquisitions we are accelerating our growth in clearly defined strong growth markets with significant future potential", states Daniel Hirschi, CEO of the Saia-Burgess Group. And: "This acquisition in the automotive area gives us both a production company in the USA and direct access to the North American market. In addition, it will enable us to significantly expand our areas of expertise in the key DC motor technology for USA."

### Perfect addition to the automotive business in North America ...

The Bühler Actuator Division with North American focus on flap actuators nicely complements Saia-Burgess in this area. In addition to the market entry, Bühler complements at the same time the technology offer of Saia-Burgess in the field of DC and DC pulse actuators which accounts for around 80 percent of the market for flap actuators in North America. With this takeover, Saia-Burgess will become a significant supplier in this segment.

The acquisition of the Bühler Actuator Division gives the Automotive Division of Saia-Burgess in North America the critical mass which will enable it to develop a focussed organisation. The Competence Centre for actuators of the Automotive Division in North America will be established in Cary (NC, USA), where Bühler employs 150 personnel in development, highly automated production and sales.
In Cary Saia-Burgess will set up still in 2004 the production line for the new stepper motor generation (Matchbox) for the Mercedes M-class.

**... as well as in Europe and Asia**
In addition to the Cary site (NC, USA), Saia-Burgess is also acquiring the assets of Bühler's actuator business for automotive air conditioning systems in the Czech Republic and China. In Europe stepper motors currently hold 50 percent of the flap actuator market, with the trend increasing. With this acquisition, Saia-Burgess will further consolidate its leading market share in this segment. The assembly lines for three product families will be transferred from the Czech Republic to the Saia-Burgess plant in Hungary and the assembly lines for five product families of the Chinese plant will be integrated within Saia-Burgess at Guangzhou (China).

**Purchase price**
The purchase price for all activities amounts to approx. CHF 34 million and will be financed by bank loans. Sales of the Bühler Actuator Division for 2004 amount to approx. CHF 60 million, two thirds of which will be achieved in the USA and one third in Europe. This acquisition will have a positive effect on the sales of Saia-Burgess for the current year in the sum of approx. CHF 30 million. The EBITA margin will be in line with the profitability of the Automotive Division and is expected to be earnings enhancing for the Saia-Burgess Group in 2004 already.

**Additional information**

Contact partner for shareholders, media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications and Investor Relations
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 670 10 38
www.saia-burgess.com

**Bühler Motor Group**

The Bühler Motor Group, founded in 1855 and with headquarters in Nuremberg, manufactures electromechanical and mechatronic drive solutions and precision turned components. In 2003 it generated sales of € 180 million with 1'700 employees.

**Saia-Burgess Group**

Saia-Burgess with its products – switches, sensors, motors, solenoids, electronic controllers and subsystems – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2003 Saia-Burgess achieved sales of CHF 490.2 Mio with more than 3'000 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

**Agenda**

| | |
|---|---|
| 03.08.04 | 2004 interim report |
| 19.10.04 | Report on the 3rd quarter 2004 |